Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

August 8, 2019 - For Immediate Release

Great Panther Closes US$17.25 Million Bought Deal Financing

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces that, further to its press release dated August 1, 2019, the Company has closed its bought deal financing for aggregate gross proceeds of US$17,250,000, pursuant to which the Company issued 23,000,000 common shares (“Shares”) of the Company at the price of US$0.75 per Share (the “Offering”).

The Offering was led by Cantor Fitzgerald Canada Corporation (“CFCC”), as lead underwriter and sole book-running manager, on behalf of itself and a syndicate of underwriters including H.C. Wainwright & Co., LLC as lead manager, and Scotiabank and Eight Capital, acting as co-managers (collectively with CFCC, the “Underwriters”). The Underwriters fully exercised their over-allotment option to purchase 3,000,000 Shares and received a cash commission equal to 5% of the gross proceeds of the Offering.

Participation in the Offering by insiders and Company employees totalled approximately US$0.6 million. Jeffrey Mason, Chairman of Great Panther stated, “The completion of the financing provides us with the immediate capital to continue to grow the Company as an intermediate gold and silver producer. We thank our existing and new shareholders, employees and board members who participated.”

The Company intends to use the net proceeds of the Offering for (i) near mine and regional exploration programs at the Tucano Gold Mine in operation in Brazil, (ii) capital expenditures in connection with the Tucano Gold Mine including optimization initiatives, and (iii) improvement of the Company’s working capital balances and general corporate purposes. The Company will also repay existing debt in an amount of 10% of the net proceeds of the Offering as a further reduction to the principal owing under the Company’s amended credit agreement with an unsecured lender.

The Offering was completed by way of a prospectus supplement dated August 2, 2019 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10, as amended (File No. 333-231830) (the “Registration Statement”), each dated July 2, 2019. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 5, 2019. The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Base Shelf Prospectus) is available on the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from such sales and the Company’s financing options.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to the market for Great Panther’s securities, potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to complete any sales of Common Shares under Offering or otherwise secure alternative financing options. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2